Exhibit 10.1

SEPARATION AGREEMENT

BETWEEN

ENRON CORP.

AND

PORTLAND GENERAL ELECTRIC COMPANY

Dated as of April 3, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS
(Cont'd)

SEPARATION AGREEMENT

SEPARATION AGREEMENT, dated as of April 3, 2006 (this "Agreement"), between Enron Corp., an Oregon corporation ("Enron"), and Portland General Electric Company, an Oregon corporation ("PGE"). Certain terms used in this Agreement are defined in Section 4.1.

W I T N E S S E T H:

WHEREAS, commencing on December 2, 2001, Enron and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code; and

WHEREAS, prior to the execution and delivery of this Agreement, Enron owns all of the issued and outstanding common stock, par value $3.75 per share, of PGE (the "PGE Common Stock"); and

WHEREAS, Enron and PGE desire to enter into this Agreement in connection with the Stock Issuance which is occurring concurrently with the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

COVENANTS

1.1   Preservation of Records; Cooperation. Each of Enron and PGE shall preserve and keep in its possession all records held by it on and after the date hereof which may relate to the businesses of or any claim, action, investigation or proceeding involving the Enron Group, on the one hand, and the PGE Group, on the other hand, until the earlier of (x) seven (7) years from the date of this Agreement or (y) the closing of the Bankruptcy Cases, or such longer period as may be required by Applicable Law or any other Transaction Document, and shall make such records and then existing personnel available to the other party as may reasonably be requested by such party in connection with, among other things, any insurance claims, legal proceedings, or governmental investigations of the Enron Group or the PGE Group or in order to enable Enron or PGE to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby; provided, however, that in no event shall the Enron Group or the PGE Group be obligated to provide any information (i) the disclosure of which would jeopardize any privilege available to the Enron Group or the PGE Group, as applicable, relating to such information, (ii) the disclosure of which would cause the Enron Group or the PGE Group, as applicable, to breach a confidentiality obligation to which it is bound or (iii) the disclosure of which would cause the Enron Group or the PGE Group, as applicable, to be in violation of Applicable Law. After the expiration of any applicable retention period, before any party shall dispose of any of such records, at least ninety (90) days' prior notice to such effect shall be given by such party to the other party hereto (or a Person designated by such party) and such party shall have the opportunity (but not the obligation), at its sole cost and expense, to remove and retain all or any part of such records as it may in its sole discretion select. From and after the date of this Agreement and until the Final Release Date, each of Enron and PGE shall, and shall cause each of its Subsidiaries to, (A) provide the other party with notice of any governmental inquiries or investigations or any litigation initiated against the Enron Group or the PGE Group, as applicable, which may relate to the business, assets or operations of any member of the Enron Group or the PGE Group, as applicable, and (B) make good faith efforts to provide such other party with information which such party believes to be beneficial to such other party in connection with investigations of or matters involving claims against the Enron Group or the PGE Group, as applicable; provided, however, that in no event shall the Enron Group or the PGE Group, as applicable, be obligated to provide any information (i) the disclosure of which would jeopardize any privilege available to the Enron Group or the PGE Group, as applicable, relating to such information, (ii) the disclosure of which would cause the Enron Group or the PGE Group, as applicable, to breach a confidentiality obligation to which it is bound or (iii) the disclosure of which would cause the Enron Group or the PGE Group, as applicable, to be in violation of Applicable Law.

        1.2   Confidentiality.

        (a)   Subject to Section 1.2(c), Enron shall not, and shall cause its Affiliates and their respective officers, directors, employees, attorneys and other agents and representatives, including attorneys, agents and other representatives of any Person providing financing (collectively, "Representatives"), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Representatives of Enron or of its Affiliates who reasonably need to know such information in providing services to any member of the Enron Group, any PGE Confidential Information (as defined below). For purposes of this Section 1.2, any information, material or documents relating to the businesses currently or formerly conducted by the PGE Group furnished to or in possession of the Enron Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Enron Group and their respective Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as "PGE Confidential Information". "PGE Confidential Information" does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by Enron not otherwise permissible hereunder, (ii) is deemed by Enron to be necessary or appropriate to disclose in connection with (A) the administration of the Bankruptcy Cases, (B) any investigation, proceeding or litigation, including, but not by means of limitation, any such investigation, proceeding or litigation related to ERISA or federal income tax liability, or (C) one or more Releases, including without limitation obtaining consents in connection with such Releases, or (iii) Enron can demonstrate was or became available to Enron from a source other than the PGE Group; provided, however, that, in the case of clause (iii), the source of such information was not known by Enron to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the PGE Group with respect to such information. For the avoidance of doubt, PGE Confidential Information includes all electronic information, including emails, prepared by the PGE Group or the Enron Group, including any electronic information which may reside on systems in which the Enron Group has an ownership interest, which are controlled, in whole or in part, by the Enron Group, or to which the Enron Group has access.

(b)   Subject to Section 1.2(c), PGE shall not, and shall cause its Subsidiaries and their respective Representatives, not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Representatives of such party or of its Affiliates who reasonably need to know such information in providing services to the PGE Group or use or otherwise exploit for its own benefit or for the benefit of any third party, any Enron Confidential Information (as defined below). For purposes of this Section 1.2, any information, material or documents relating to the businesses currently or formerly conducted by the Enron Group furnished to or in possession of the PGE Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the PGE Group or their respective Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as "Enron Confidential Information". "Enron Confidential Information" does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by the PGE Group not otherwise permissible hereunder, or (ii) PGE can demonstrate was or became available to PGE from a source other than the Enron Group; provided, however, that, in the case of clause (ii), the source of such information was not known by PGE to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Enron Group with respect to such information. For the avoidance of doubt, Enron Confidential Information includes all electronic information, including emails, prepared by any member of the Enron Group or the PGE Group, including any electronic information which may reside on systems in which the PGE Group has an ownership interest, are controlled, in whole or in part, by the PGE Group, or to which the PGE Group has access.

(c)   If Enron, on the one hand, or PGE, on the other hand, is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority to disclose any PGE Confidential Information or Enron Confidential Information, as applicable, the Person receiving such request or demand shall use all reasonable efforts to provide the other party with written notice of such request or demand as promptly as practicable under the circumstances so that such other party shall have an opportunity to seek an appropriate protective order. The party receiving such request or demand agrees to take, and cause its representatives to take, all other reasonable steps necessary to obtain confidential treatment by the recipient. The covenants and agreements of the parties set forth in Sections 1.2(a), (b) and (c) shall survive for a period of two (2) years after the date of this Agreement.

1.3   Use of Name.

(a)   PGE shall not have any right, title or interest in the name "Enron" (or any variation thereof) or any trademarks, trade names, logo or symbols related thereto. As soon as reasonably practicable following the date of this Agreement (and in any event, within three hundred sixty five (365) days thereafter), PGE shall, to the extent applicable, amend its organizational documents and the organizational documents of any Subsidiary to the extent necessary to remove the "Enron" name (and any variation thereof) from its name and to remove, at the sole expense of PGE, all trademarks, trade names, logos and symbols related to the name "Enron" from any properties and assets (including all signs) that are visible to, or obtainable by, members of the public.

(b)   Enron shall not have any right, title or interest in the name "Portland General Electric" (or any variation thereof) or any trademarks, trade names, logos or symbols related thereto. As soon as reasonably practicable following the date of this Agreement (and in any event, within three hundred and sixty-five (365) days thereafter), Enron shall, to the extent applicable, amend its organizational documents and the organizational documents of any Subsidiary to the extent necessary to remove the "Portland General Electric" name (and any variation thereof) from its name and to remove, at the sole expense of Enron, all trademarks, trade names, logos and symbols related to the name "Portland General Electric" from any properties and assets (including all signs) that are visible to, or obtainable by, members of the public.

1.4   Intercompany Amounts and Agreements.

(a)   Immediately prior to the execution and delivery of this Agreement, PGE has caused any amounts owed by any member of the Enron Group to any member of the PGE Group (whether liquidated or unliquidated, known or unknown, but excluding obligations under any Transaction Document and amounts for Tax return services provided by PGE in an aggregate amount not in excess of $20,000) to be released, dividended or otherwise distributed to Enron. To the extent any such amount has not otherwise been expressly released, dividended or distributed as provided in the immediately preceding sentence, this Agreement constitutes a full release thereof by and on behalf of each member of the PGE Group. In addition, this Agreement constitutes a full release by and on behalf of each member of the Enron Group of any amounts owed by any member of the PGE Group to any member of the Enron Group (whether liquidated or unliquidated, known or unknown, but excluding obligations under any Transaction Document). Subject to the provisions of Section 1.4(b), all agreements between any member of the Enron Group, on the one hand, and any member of the PGE Group, on the other hand (other than any Transaction Document), are hereby terminated.

(b)   The Tax Allocation Agreement is hereby terminated effective as of the date hereof; provided, however, that notwithstanding such termination or Section 6.1(a) of the Tax Allocation Agreement to the contrary, the Tax Allocation Agreement shall continue to apply for the sole purpose of determining the amount of any payment due under the Tax Allocation Agreement by Enron or the PGE Group to the other, as the case may be, for any Tax year (or portion thereof) beginning on or after January 1, 2005, and ending on or before the date of this Agreement (the "Short Period Amount"). If the parties cannot agree upon the Short Period Amount on or before March 15, 2007, such dispute shall be submitted to an independent nationally recognized accounting firm mutually acceptable to both Enron and PGE for a determination of the Short Period Amount and such determination shall be binding upon the parties. The Short Period Amount, as so determined, will remain an obligation of Enron or the PGE Group, as the case may be, until satisfied. For the avoidance of doubt, notwithstanding any other provision of the Tax Allocation Agreement, (i) the Parties shall have no additional obligation to each other with respect to adjustments (after the date hereof) to consolidated Tax liability pursuant to Article V of the Tax Allocation Agreement (relating to taxable years for which the statute of limitations for assessment or collection of Tax has not expired) and (ii) Article II of the Tax Allocation Agreement shall survive the termination of the Tax Allocation Agreement (as provided in section 2.2(b) of the Tax Allocation Agreement) with respect to any Tax year (or portion thereof) ending on or prior to termination of the Tax Allocation Agreement.

1.5　　Further Assurances. Each of Enron and PGE agree that each of them will, and will cause their respective Affiliates to, execute and deliver such instruments and take such other commercially reasonable action as may reasonably be requested by any party hereto to carry out the purposes and intents hereof.

1.6　　The Plan and Stock Issuance.

(a)　　PGE shall take all actions necessary to ensure that all shares of its capital stock being issued in the Stock Issuance pursuant to the Plan are duly authorized, validly issued, fully paid and nonassessable and free of any preemptive (or similar) rights. As soon as practicable after the execution and delivery of this Agreement, PGE shall cause its transfer agent to mail to the recipients of its capital stock certificates (as directed by Stephen Forbes Cooper LLC or its successor under the Plan) for the applicable number of shares, unless the transfer agent uses a book entry system of stock recordkeeping, in which case no certificates for shares of New PGE Common Stock shall be issued unless a shareholder so requests.

(b)　　The appropriate procedures in connection with any Release Date shall be governed by the terms of the Plan. All expenses incurred by PGE in connection with a Release, including expenses incurred in preparing, filing with the SEC, and obtaining an effective order with respect to the registration of the class of New PGE Common Stock pursuant to the Securities Exchange Act, shall be borne by PGE.

ARTICLE II

CONCURRENT DELIVERIES AND TRANSACTIONS

2.1　　Documents Delivered by the Enron Group. Concurrently with the execution and delivery of this Agreement, Enron is delivering, or causing to be delivered, to PGE or the other appropriate parties originally executed versions of each of the Transaction Documents executed by all parties thereto other than PGE.

2.2   Documents to Be Delivered by PGE. Concurrently with the execution and delivery of this Agreement, PGE is delivering to Enron or the other appropriate parties originally executed versions of each of the Transaction Documents executed by PGE.

2.3   Stock Issuance. Concurrently with the execution and delivery of this Agreement, the Stock Issuance is occurring. In order to effect the Stock Issuance, (i) PGE is canceling all shares of PGE Common Stock heretofore owned by Enron (and Enron hereby directs PGE to effect such cancellation), (ii) PGE is issuing the New PGE Common Stock to Stephen Forbes Cooper LLC and to other Persons pursuant to the Plan.

ARTICLE III

INDEMNIFICATION

3.1   Tax Indemnification.

(a)   Enron hereby agrees to indemnify and hold the PGE Indemnified Parties harmless from and against any and all Taxes of any member of the PGE Group that are imposed upon such member of the PGE Group by reason of such member of the PGE Group being severally liable for any Taxes of any member of the Enron Group which is not a member of the PGE Group pursuant to Treasury Regulation §1.1502-6(a) or any analogous state, local or foreign law; provided, that such Taxes are (x) imposed upon or assessed against any PGE Indemnified Party or the assets or the properties thereof and (y) assessed before assessment of such Tax is barred under the applicable statute of limitations relating to such Tax and provided, further, that the indemnity set forth in this Section 3.1(a) shall not affect the obligation of any member of the PGE Group to make payments pursuant to any order of the Bankruptcy Court, the Tax Allocation Agreement or any other agreement between any member of the Enron Group, on one hand, and any member of the PGE Group, on the other hand, to allocate liability for Taxes.

(b)   Enron also shall indemnify and hold harmless the PGE Indemnified Parties from and against any Liabilities (other than Taxes assessed on any indemnification payment received by the PGE Indemnified Parties pursuant to this Article III) incurred in connection with the Taxes for which Enron is responsible to indemnify the PGE Indemnified Parties pursuant to Section 3.1(a).

3.2   Employee Benefits Indemnification. Enron hereby agrees to indemnify and hold the PGE Indemnified Parties harmless from and against any and all Liabilities arising out of any employee benefit plan sponsored by Enron or its ERISA Affiliates (other than members of the PGE Group) that are imposed upon or assessed against a member of the PGE Group or the assets thereof (i) under Title IV of ERISA or (ii) due to participating employer status in the Enron Corp. Savings Plan; provided, that such Liabilities are not barred from recovery under the relevant statute of limitations and provided, further, that the indemnity set forth in this Section 3.2 shall not affect the obligation of any member of the PGE Group to make payments pursuant to any order of

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the Bankruptcy Court or any other agreement between any member of the Enron Group, on one hand, and any member of the PGE Group, on the other hand, relating to the allocation of costs of providing employee benefits to the employees of the PGE Group.

       3.3   <u>Indemnification Procedures</u>. All claims for indemnification under this <u>Article III</u> shall be resolved as follows:

       (a)   A party claiming indemnification under this Agreement (an "<u>Indemnified Party</u>") shall promptly (i) notify the party from whom indemnification is sought (the "<u>Indemnifying Party</u>") of any Third Party Claim asserted against the Indemnified Party which could give rise to a right of indemnification under this Agreement and (ii) transmit to the Indemnifying Party a written notice ("<u>Claim Notice</u>") describing the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), and the basis of the Indemnified Party's request for indemnification under this Agreement.

       (b)   Within ten (10) days after receipt of any Claim Notice (the "<u>Election Period</u>"), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party under this Agreement with respect to such Third Party Claim and (ii) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third Party Claim.

       (c)   If the Indemnifying Party notifies the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, such Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this <u>Section 3.3</u> The Indemnifying Party shall have full control of such defense and proceedings including any compromise or settlement thereof; <u>provided</u>, <u>however</u>, that any such compromise or settlement that imposes any material limitation on the business activities of the Enron Group or the PGE Group, as the case may be, shall be subject to the consent of the Indemnified Party (such consent not to be unreasonably withheld, delayed or conditioned). If requested by the Indemnifying Party, the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the Person asserting the Third Party Claim or any cross-complaint against any Person; <u>provided</u>, that the Indemnifying Party shall pay the reasonable, out-of-pocket expenses incurred by the Indemnified Party in connection therewith. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this <u>Section 3.3</u> and, except as provided in the preceding sentence, shall bear its own costs and expenses with respect to such participation.

(d)   If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to this Section 3.3 then the Indemnified Party shall have the right to defend the Third Party Claim, at the sole cost and expense of the Indemnifying Party. The Indemnified Party shall have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into, without the Indemnifying Party's consent, which shall not be unreasonably withheld, conditioned or delayed, any compromise or settlement of such Third Party Claim. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 3.3 and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(e)   Payments of all amounts owing by the Indemnifying Party pursuant to Sections 3.3(c) and (d) shall be made not later than thirty (30) days after the latest of (A) the settlement of the Third Party Claim, (B) the expiration of the period for appeal of a final adjudication of such Third Party Claim or (C) the expiration of the period for appeal of a final adjudication of the Indemnifying Party's liability to the Indemnified Party under this Agreement.

(f)   The failure to provide notice as provided in this Section 3.3 shall not excuse any party from its continuing obligations hereunder; provided, however, any claim shall be reduced by the damages resulting from such party's delay or failure to provide notice as provided in this Section 3.3

3.4   Limitation on Indemnification.

(a)   Enron's obligations to indemnify pursuant to Section 3.1 and 3.2 shall terminate upon the closing of the Bankruptcy Cases. Notwithstanding the foregoing, any matter as to which a Claim Notice has been delivered to the Indemnifying Party that is pending or unresolved as of the date on which the corresponding obligation to indemnify otherwise terminates pursuant to this Section 3.4 shall continue to be covered by this Article III until such matter is finally terminated or otherwise resolved by the parties under this Agreement or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

(b)   The aggregate amount of Liabilities for which indemnification is provided under this Article III shall be net of any amounts actually recovered by the Indemnified Party under any insurance policies and shall be reduced to take account of any net tax benefit actually realized by the Indemnified Party arising from the incurrence of such Liability.

3.5   Remedies Exclusive. EXCEPT FOR ANY PARTIES' RIGHT TO SEEK INJUNCTIVE RELIEF FOR A BREACH OF SECTION 1.2, THE PARTIES ACKNOWLEDGE AND AGREE THAT THE REMEDIES SET FORTH IN THIS ARTICLE III, INCLUDING THE DISCLAIMERS AND LIMITATIONS ON SUCH

REMEDIES, ARE INTENDED TO BE, AND SHALL BE, THE SOLE AND
EXCLUSIVE REMEDIES UNDER THIS AGREEMENT.

ARTICLE IV

DEFINITIONS

4.1   Certain Definitions. For purposes of this Agreement, the following
terms shall have the meanings specified in this Section 4.1:

"Action" means any action, suit, arbitration, claim, inquiry, proceeding or
investigation by or before any Governmental Authority of any nature, civil, criminal,
regulatory or otherwise, in law or in equity.

"Affiliate" (and, with a correlative meaning "affiliated") means, with
respect to any Person, any direct or indirect subsidiary of such Person, and any other
Person that directly, or through one or more intermediaries, controls or is controlled by or
is under common control with such first Person; provided, however, that no member of
the PGE Group shall be deemed an Affiliate of any member of the Enron Group for
purposes of this Agreement; and provided, further, that no member of the Enron Group
shall be deemed an Affiliate of any member of the PGE Group for purposes of this
Agreement. As used in this definition, "control" (including with correlative meanings,
"controlled by" and "under common control with") means possession, directly or
indirectly, of power to direct or cause the direction of management or policies (whether
through ownership of securities or partnership or other ownership interests, by Contract
or otherwise).

"Agreement" shall have the meaning set forth in the preamble hereto.

"Applicable Law" means, with respect to any Person, any Law applicable
to such Person or its business, properties or assets.

"Bankruptcy Cases" means the chapter 11 cases commenced by Enron and
certain of its direct and indirect subsidiaries on or after December 2, 2001 (including any
case commenced after the date of this Agreement), jointly administered under Case No.
01-16034-(AJG).

"Bankruptcy Code" means title 11 of the United States Code, as amended.

"Bankruptcy Court" means the United States Bankruptcy Court for the
Southern District of New York or any other court having jurisdiction over the Bankruptcy
Cases from time to time.

"Claim Notice" shall have the meaning set forth in Section 3.3(a).

"Contract" means any written contract, indenture, note, bond, loan,
instrument, lease, commitment or other agreement.

"Election Period" shall have the meaning set forth in Section 3.3(b).

"Enron" shall have the meaning set forth in the preamble hereto.

"Enron Confidential Information" shall have the meaning set forth in Section 1.2(b).

"Enron Group" means Enron and each Person that is an Affiliate of Enron immediately after the execution and delivery of this Agreement. For sake of clarity, it is expressly agreed that "Enron Group" does not include PGE or its Subsidiaries.

"Enron Indemnified Parties" means each member of the Enron Group and their respective directors, officers, employees, Affiliates, agents, representatives, successors and assigns.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with Enron, is treated as a single employer under Section 414(b) or (c) of the Internal Revenue Code of 1986, as amended.

"Final Release Date" shall mean the date on which the final Release occurs.

"Governmental Authority" means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any tribunal, court or arbitrator(s) of competent jurisdiction, and shall include the Bankruptcy Court.

"Indemnified Party" shall have the meaning set forth in Section 3.3(a).

"Indemnifying Party" shall have the meaning set forth in Section 3.3(a).

"Law" means any federal, state or local law (including common law), statute, code, ordinance, rule, regulation, order, judgment or other requirement enacted, promulgated, issued or entered by a Governmental Authority.

"Liabilities" means any and all debts, losses, liabilities, claims (including claims as defined in the Bankruptcy Code), damages, expenses, fines, costs, royalties, proceedings, deficiencies or obligations (including those arising out of any Action, such as any settlement or compromise thereof or judgment or award therein), of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, and whether or not resulting from Third Party Claims, and any reasonable out-of-pocket costs and expenses (including reasonable legal counsels', accountants', or other fees and expenses incurred in defending any Action or in investigating any of the same or in asserting any rights hereunder), but not including consequential, exemplary, special, incidental and punitive damages and loss of revenue or income, cost of capital, and loss of business reputation or opportunity.

"New PGE Common Stock" means the 62,500,000 shares of common stock, without par value, of PGE issued pursuant to the Plan.

"Person" means and includes natural persons, corporations, limited partnerships, limited liability companies, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and all Governmental Authorities.

"PGE" has the meaning set forth in the preamble hereto.

"PGE Common Stock" shall have the meaning set forth in the recitals hereto.

"PGE Confidential Information" shall have the meaning set forth in Section 1.2(a).

"PGE Group" means PGE, each Subsidiary of PGE immediately after the execution and delivery of this Agreement and each other Person that is either controlled directly or indirectly by PGE immediately after the execution and delivery of this Agreement.

"PGE Indemnified Parties" means each member of the PGE Group and their respective Representatives, successors and assigns.

"Plan" means the Joint Plan of Affiliated Debtors pursuant to Chapter 11 of the Bankruptcy Code for Enron Corp., dated January 9, 2004, including, without limitation, the exhibits and schedules attached thereto, as the same may be modified and supplemented from time to time.

"Release" means any release by Stephen Forbes Cooper LLC (or its successor under the Plan) of shares of New PGE Common Stock pursuant to the Plan.

"Release Date" means any date on which a Release occurs.

"Representatives" shall have the meaning set forth in Section 1.2(a).

"SEC" means the Securities and Exchange Commission.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Stock Issuance" means the issuance of New PGE Common Stock that is occurring pursuant to the Plan concurrently with the execution and delivery of this Agreement.

"Subsidiary" or "subsidiary" means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

"Tax" means all federal, state, provincial, territorial, municipal, local or foreign income, profits, franchise, gross receipts, environmental (including taxes under Code Section 59A), customs, duties, net worth, sales, use, goods and services, withholding, value added, *ad valorem*, employment, social security, disability, occupation, pension, real property, personal property (tangible and intangible), stamp, transfer, conveyance, severance, production, excise and other taxes, withholdings, duties, levies, imposts and other similar charges and assessments (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes, charges, fees, levies or other assessments, and interest thereon) imposed by or on behalf of any Taxing Authority, in each case whether such Tax arises by Law, Contract or otherwise.

"Tax Allocation Agreement" means that certain Tax Allocation Agreement dated on or about December 23, 2002 between Enron and members of the PGE Group.

"Taxing Authority" means any Governmental Authority exercising any authority to impose, regulate, levy, assess or administer the imposition of any Tax.

"Third Party Claim" means any claim brought by any Person other than a member of the Enron Group, the PGE Group or their respective Affiliates.

"Transaction Documents" means this Agreement and the documents necessary to effect the Stock Issuance.

4.2   Other Terms. Other terms may be defined elsewhere in this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

ARTICLE V

MISCELLANEOUS

5.1   Survival of Covenants and Agreements. The covenants and agreements of the parties made herein or in any other agreement delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement for the applicable period set forth therein.

5.2   Expenses. Except as otherwise set forth in Sections 1.1 and Article III (or except as expressly provided in any other Transaction Document), each party shall bear all expenses incurred by it in connection with this Agreement, the Transaction Documents and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

5.3   Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof. Any information disclosed on any schedule hereto shall be deemed disclosed for all schedules hereto. Any matter disclosed in any section of a schedule shall be deemed disclosed in each section of such schedule.

5.4   Submission to Jurisdiction; Consent to Service of Process.

(a)   Without limiting any party's right to appeal any Order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all Actions related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 5.11; provided, however, that if the Bankruptcy Cases have closed, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of Texas sitting in Harris County or the Civil Trial Division of the District Courts of the State of Texas sitting in Harris County and any appellate court from any thereof, for the resolution of any such claim or dispute.

(b)   The parties hereby unconditionally and irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in any court specified in paragraph (a) above, or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)   Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, Action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 5.11.

5.5   Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY

APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.6   No Consequential or Punitive Damages. No party hereto (or its Affiliates) shall, under any circumstance, be liable to any other party (or its Affiliates) for any consequential, exemplary, special, incidental or punitive damages claimed by such other party under the terms of or due to any breach of this Agreement, including, but not limited to, loss of revenue or income, cost of capital, or loss of business reputation or opportunity.

5.7   Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. In the event of any conflict between the provisions of this Agreement and the provisions of the Plan, the provisions of the Plan shall govern.

5.8   Governing Law. THIS AGREEMENT, THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT, AND ANY CLAIM OR CONTROVERSY DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL IN ALL RESPECTS BE GOVERNED BY AND

INTERPRETED, CONSTRUED, AND DETERMINED IN ACCORDANCE WITH, THE APPLICABLE PROVISIONS OF THE BANKRUPTCY CODE AND THE INTERNAL LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION).

      5.9   <u>Table of Contents and Headings</u>. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

      5.10   <u>No Strict Construction</u>. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement or any other Transaction Document, this Agreement or such other Transaction Documents shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring a party by virtue of the authorship of any of the provisions of this Agreement or such other Transaction Documents.

      5.11   <u>Notices</u>. All notices and other communications under this Agreement shall be in writing and shall be deemed duly given (i) when delivered personally or by prepaid overnight courier, with a record of receipt, (ii) the fourth day after mailing if mailed by certified mail, return receipt requested, or (iii) the day of transmission, if sent by facsimile or telecopy during regular business hours, or the day after transmission, if sent after regular business hours (with a copy promptly sent by prepaid overnight courier with record of receipt or by certified mail, return receipt requested), to the parties at the following addresses or telecopy numbers (or to such other address or telecopy number as a party may have specified by notice given to the other party pursuant to this provision or, in the case of the Enron Group, as specified in the Plan):

    If to the Enron Group, to:

        Enron Corp.
        Four Houston Center
        1221 Lamar, Suite 1600
        Houston, TX 77010
        Attn: General Counsel
        Facsimile: (713) 646-5847

        with a copy to:

        Weil, Gotshal & Manges LLP
        200 Crescent Court
        Suite 300
        Dallas, Texas 75201
        Attention: R. Jay Tabor
        Facsimile: (214) 746-7777

If to PGE, to:

>Portland General Electric Company
>121 SW Salmon Street
>Portland, OR 97204
>Attention: General Counsel
>Facsimile: (503) 778-5566

5.12   Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

5.13   Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, including, with respect to Enron, any reorganized debtor entity or plan administrator appointed pursuant to the Plan. Except as set forth in Article V, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by Enron or PGE (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consents shall be void.

5.14   Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

ENRON CORP.

By: /s/ K. Wade Cline
     K. Wade Cline
     Managing Director and General
     Counsel

PORTLAND GENERAL ELECTRIC
COMPANY

By: /s/ James J. Piro
     James J. Piro
     Executive Vice President Finance, CFO
     and Treasurer